Singlepoint Inc.

2999 North 44th Street, Suite 530

Phoenix, AZ 85018

By EDGAR

October 5, 2021

United Sates Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE, Mail Stop 3561
Washington, D.C. 20549

Re:	Registration Statement on Form S-3 (File No. 333-252943)
Application for Withdrawal

To Whom It May Concern:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Singlepoint Inc. (the “Company”) hereby withdraws the above-referenced Registration Statement (together with all exhibits and amendments thereto) effective as of the date hereof. The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on February 10, 2021 and amended on March 1, 2021 and has not yet been declared effective by the Commission. The Company is withdrawing the Registration Statement as it has decided not to proceed with the transaction covered by the Registration Statement and hereby confirms that no securities registered under the Registration Statement have been sold.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact Jeffrey Stein, Esq. at (516) 422-6285 or jstein@jmslg.com.

Sincerely,

/s/ William Ralston
William Ralston, President, CEO